STAYMENITY, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
AND FOR THE PERIOD ENDED JULY 31, 2023

JANUARY 1, 2021	$	-
Capital contributions		25,733.00
Net loss		(25,733.00)
December 31, 2021		-
Capital contributions		64,533.00
Net loss		(64,533.00)
December 31, 2022		-
Capital contributions		31,507.00
Net loss		(31,507.00)
July 31, 2022	$	-